

January 30, 2013

Via E-mail
Mr. David J. Aldrich
Chief Executive Officer, President and Director
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, Massachusetts 01801

> **Re: Skyworks Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended September 28, 2012**
> **Filed November 21, 2012**
> **File No. 1-05560**

Dear Mr. Aldrich:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 28, 2012

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 42

1.   You disclose that your cash equivalents have a weighted average maturity of 90 days or less. Please tell us how the company considered the definition of cash equivalents in FASB ASC 230-10-20 in your accounting policy. We note that generally, only investments with original maturities of three months or less qualify under the definition.

Inventory, page 42

2.   On page 42, you refer to inventory reserves for excess, obsolete and unmarketable inventory and state that reserves are generally equal to historical cost. Please explain how the company considers FASB ASC 330-10-35-1 and 35-2 in determining whether there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, including due to changes in price levels.

3.   Further, on page 31, you disclose that you value inventory at the lower of cost or fair market value. Please discuss how the company determines *fair* market value and applies FASB ASC 330-10-35 and the definition of market value. Refer to FASB ASC 330-10-20.

Goodwill and Indefinite Intangible Assets, page 43

4.   Your disclosure in footnote 18 on page 62 indicates business units are aggregated into one reporting segment based on similar economic characteristics. Your disclosure here indicates you have one reporting unit for purposes of allocating and testing goodwill. Please explain how you applied FASB ASC 350-20-35-33 through 35-38 in determining your reporting unit.

Note 18. Segment Information and Concentrations, page 62

5.   Please tell us about the company's analysis in determining that it has one reportable segment under ASC 280-10-50. Your response should address the following:

   •   Please tell us the title(s) of your chief operating decision maker(s).
   •   Please provide us with a representative sample for fiscal 2012 of the contents of the operating results that are regularly reviewed by your chief operating decision maker to make decisions about resources to be allocated and assess performance. Refer to FASB ASC 280-10-50-1.
   •   Explain whether any operating segments were aggregated under ASC 280-10-50-11 and if so, why, providing a quantitative and qualitative analysis.
   •   Summarize the type of information you provide to your CODM about your front-end solutions group and high-performance analog group and how the CODM uses the information.
   •   Discuss the extent to which the compensation of your executive vice presidents and general managers are based upon business unit performance.

6.   Please tell us about your consideration of the disclosures required by FASB ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant